UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated December 6, 2011, containing information related to the Company’s restructuring.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD.
(registrant)

Dated: December 9, 2011	By:	/s/ Inger M. Klemp
Inger M. Klemp
Principal Financial Officer

Exhibit 1

FRO - Restructuring

Frontline Ltd. ("Frontline" or the "Company") is pleased to announce that the restructuring of Frontline has been approved by the Board of the Company and will in the next few days be put forward to our creditors and counterparties for approval. The proposed solution has been made possible through a massive commitment from our major shareholder; Hemen Holding Ltd. ("Hemen").  The major part of the restructuring consists of the following elements:

A new company, Frontline 2012, will be established and registered on the NOTC list in Oslo. Frontline 2012 will acquire five VLCC newbuilding contracts, six modern VLCCs and four modern Suezmax tankers from Frontline at fair market value. The value of these vessels, including the value of one time charter agreement, is based on independent appraisals, set at $1,121 million. In addition, Frontline 2012 will assume a total of $666 million in bank debt attached to the newbuilding contracts and vessels and a further $325.5 million in remaining newbuilding commitments. Further Frontline will be paid for working capital related to the assets acquired. The transaction will be supported by a fairness opinion.

Frontline 2012's ambition is to grow and become the consolidator in the tanker market when timing is right.

Frontline has achieved preliminary agreements with its major counterparts whereby the rates in the existing chartering arrangements are reduced in the period 2012 to 2015. This includes a rate reduction in the existing Ship Finance International Limited ("Ship Finance") agreements of $6,500 per day for all vessels. Frontline will pay Ship Finance an up front compensation of $106 million of which $50 million will be  prepayment of profit split and $56 million will be a release of restricted cash currently serving as security for charter payments. Frontline will compensate the counterparties with 100 percent of any difference between the renegotiated rates and the actual market rate up to the original contract rates. Some of the counterparties will receive some compensation for earnings achieved above original contract rates.

Frontline 2012 plans to raise new equity in the amount of $250 million, of which Frontline will subscribe for 10 percent. A commitment for the underwriting of the remaining equity issuance has been received from Hemen. This commitment is subject only to final agreement with the banks and major counterparts. The purchase of the assets from Frontline is based on fair market value supported by independent appraisals. However the Board of Frontline 2012 and the guarantor of the Frontline 2012 equity will to the extent permissible by securities law, seek to give preference to Frontline equity holders to subscribe to the new capital in Frontline 2012. In view of the fact that the transaction is based on current market values there will not be given any tradable rights for subscription.

The equity raised through the issue will be used to finance the acquisition of the vessels and newbuilding contracts from Frontline, pay for working capital, prepay senior secured debt, general corporate purposes and capitalize Frontline 2012 with cash.

Hemen will give a special guarantee of $250.5 million to make sure that all necessary debt and equity is in place to take delivery of the full remaining newbuilding program. In addition, Hemen will provide a guarantee of $30 million to satisfy minimum cash requirements in Frontline 2012. Terms of these guarantee are still to be finalized, however Hemen have agreed that any guarantee fee should be paid in shares.

Hemen is giving total guarantees of $505.5 million in order to restructure Frontline and establish Frontline 2012. These guarantees are valid until December 31, 2011, and are given on the basis that a successful restructuring can be agreed prior to December 31, 2011 and Frontline thereby can avoid any breaches of loan covenants as per year end.

If the proposed solution is approved Frontline should have significant strength to honor its obligations and meet the challenges created by a very weak tanker market. The Company's sailing fleet, excluding the non recourse subsidiary ITCL, will be reduced from 50 units to 40 units. The cash in the Company will be increased with approximately $125 million. The newbuilding commitments will be reduced from $437.9 million to $112.4 million. The bank debt will be reduced from $679 million to $13 million. The gross charter payment commitment will be reduced by approximately $336 million in the period 2012-2015. When including the earnings from charter out agreements, the estimated daily cash break even rates for VLCCs and Suezmaxes in 2012 will be reduced from $25,600 and $20,800 to $17,600 and $12,800, respectively. All the numbers above exclude the non recourse subsidiary ITCL.

Frontline will, with the restructured cash break even rates and the solid cash position, be amongst the best positioned tanker companies to serve its obligations even if the market remains very weak. Until a clearer sign of recovery can be seen in the tanker market, Frontline will remain cautious and focus its resources on the present activities.

Through the solution of the sale of a limited amount of the Company's assets, Frontline will avoid a heavy dilutive new equity offering and will thereby keep significant upside for the existing Frontline equity holders if the market recovers in the years to come.

The Chief Executive of Frontline Management AS, Jens Martin Jensen, says in a comment: "In this very difficult situation we are extremely pleased with the understanding and flexibility shown by our leading banks and the major counterparts.  We feel that significant upside will be kept for Frontline's existing equity holders through the massive reduction in debt and newbuilding obligations that the proposed solution will bring. With the restructured cash break even rates Frontline will be extremely well positioned to meet the challenges the current oversupply of tankers has created and also benefit from a recovery in the tanker market going forward.  We want to thank all the parties who have contributed to this solution, which ultimately, if implemented, will give significant extra value to our creditors, counterparties and equity holders."

December 6, 2011
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:
Jens Martin Jensen: Chief Executive Officer, Frontline Management AS
+47 23 11 40 99

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.